This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about January 31, 2007

Item 3.	News Release

January 31, 2007 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Spuds Ratanui-1, Updates Operations

Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Ratanui-1 exploration well in PEP 38741 (TAG 45%) in onshore Taranaki, New Zealand, is expected to commence drilling operations later today.

Mangamingi-1:
After analyzing oil shows and wireline log data from the recently drilled Mangamingi-1 well (TAG 100%) in PEP 38758, onshore Taranaki, New Zealand, a completion and testing program is now under design.

Cheal:
The Cheal development program in PMP 38156-S (TAG 30.5%), onshore Taranaki, New Zealand, is progressing on time and on budget.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – January 31, 2007 – Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Ratanui-1 exploration well in PEP 38741 (TAG 45%) in onshore Taranaki, New Zealand, is expected to commence drilling operations later today. The well is scheduled to drill to a depth of 2,120m (6,955’), and will take approximately 14 days to reach total depth. The well is targeting two separate zones within the Miocene-aged Mt Messenger Formation.

Mangamingi-1:
After analyzing oil shows and wireline log data from the recently drilled Mangamingi-1 well (TAG 100%) in PEP 38758, onshore Taranaki, New Zealand, a completion and testing program is now under design. It is anticipated that the Ensign Service Rig #6, which is scheduled for availability the fourth week of February, will be utilized for the work.

Cheal:
The Cheal development program in PMP 38156-S (TAG 30.5%), onshore Taranaki, New Zealand, is progressing on time and on budget. Production testing has now been initiated on the recently drilled Cheal-B site wells. Cheal B-3 is currently under test and has averaged 450 BOPD in the first seven days of the test program.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. With exploration permits totaling 3,686,593 gross acres (net 1,847,593). TAG Oil is one of the largest holders of prospective acreage in New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

# # #
Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

3
Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 609-3350

Item 9.	Date of Report

January 31, 2007

“Garth Johnson”
__________________________
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia